Exhibit 23.1

Consent of Independent Registered Accounting Firm

The Board of Directors and Stockholders
NII Holdings, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-205665) on Form S-3 of NII Holdings, Inc. of our report dated March 3, 2016, with respect to the consolidated balance sheets of NII Holdings, Inc. and subsidiaries (the Company) as of December 31, 2015 (Successor) and December 31, 2014 (Predecessor), and the related consolidated statements of comprehensive (loss) income, changes in stockholders’ equity (deficit), and cash flows for the six month periods ended December 31 , 2015 (Successor) and June 30, 2015 (Predecessor) and for the year ended December 31, 2014 (Predecessor), and the related financial statement schedules, which report appears in the December 31, 2015 annual report on Form 10-K of the Company.

Our report dated March 3, 2016, on the consolidated financial statements, contains an explanatory paragraph that states that the Company is unlikely to satisfy a financial covenant included in Nextel Brazil’s local bank loans and the existence of cross default provisions included in Nextel Brazil’s equipment financing facility raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements and financial statement schedules do not include any adjustments that might result from the outcome of this uncertainty.

Our report dated March 3, 2016, on the consolidated financial statements, contains an explanatory paragraph that states that the consolidated financial statements as of and for the six month period ended December 31, 2015 (Successor) have been prepared in accordance with the Accounting Standards Codification Topic 852, Reorganizations. The Company applied fresh-start reporting as of June 30, 2015 and recognized net assets at fair value, resulting in a lack of comparability with the consolidated financial statements of the Predecessor.

/s/ KPMG LLP
McLean, Virginia
June 28, 2016